CLECO POWER LLC	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges

UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2013		2012		2011		2010		2009
Earnings from continuing operations	$150,410		$146,848		$142,835		$147,405		$111,166
Income taxes	79,381		68,133		69,409		75,107		15,297
Earnings from continuing operations before income taxes	229,791		$214,981		$212,244		$222,512		$126,463
Fixed charges:
Interest	$80,905		$81,515		$96,495		$81,015		$82,971
Amortization of debt expense, premium, net	3,088		2,819		2,382		2,279		1,764
Portion of rentals representative of an interest factor	488		489		493		431		536
Interest of capitalized lease	622		1,618		1,787		3,972		1,545
Total fixed charges	$85,103		$86,441		$101,157		$87,697		$86,816
Earnings from continuing operations before income taxes	$229,791		$214,981		$212,244		$222,512		$126,463
Plus: total fixed charges from above	85,103		86,441		101,157		87,697		86,816
Plus: amortization of capitalized interest	204		—		—		—		—
Earnings from continuing operations before income taxes and fixed charges	$315,098		$301,422		$313,401		$310,209		$213,279
Ratio of earnings to fixed charges	3.70	x	3.49	x	3.10	x	3.54	x	2.46	x